TRILINC GLOBAL IMPACT FUND, LLC

1230 Rosecrans Avenue, Suite 605

Manhattan Beach, California 90266

April 22, 2024

VIA EDGAR AND E-MAIL

Securities and Exchange Commission Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Messrs. Robert Arzonetti and Todd Schiffman

Re: TriLinc Global Impact Fund, LLC

Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1

File No. 333-277157

Dear Messrs. Arzonetti and Schiffman,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, TriLinc Global Impact Fund, LLC (the “Issuer”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-captioned Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”) in order that the Registration Statement shall become effective at 12:00 p.m. (ET) on Wednesday, April 24, 2024, or as soon thereafter as practicable.

The Issuer hereby authorizes Alice L. Connaughton of Morrison & Foerster LLP, counsel to the Issuer, to orally modify or withdraw this request for acceleration.

Please notify us when the delegated authority copy of the order of the Commission declaring the Registration Statement effective has been executed by calling Ms. Connaughton at 202-887-1567.

Very truly yours, TriLinc Global Impact Fund, LLC

By:	/s/ Gloria Nelund
Name: Gloria Nelund
Title: Chairman, Chief Executive Officer and President